FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company")

Suite 501 - 543 Granville Street

Vancouver, BC
V6C 1X8

Item 2 Date of Material Change

January 23, 2020

Item 3 News Release

A news release was disseminated on January 23, 2020 to the TSX Venture Exchange and various approved public media and was filed on SEDAR with the securities commissions of British Columbia, Alberta, Manitoba, Ontario, Nova Scotia, and Newfoundland and Labrador.

Item 4 Summary of Material Change(s)

Metalla announced its operating and financial results for the second quarter ended November 30, 2019 and provided a corporate update on its royalties and streams.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Metalla announced its operating and financial results for the second quarter ended November 30, 2019 and provided a corporate update on its royalties and streams.

FINANCIAL HIGHLIGHTS

During the three months ended November 30, 2019, the Company:

  shipped 103,285 (2018 - 57,814) attributable silver ounces ("oz.") at an average realized price of US$17.43 (2018 - US$15.06) and average cash cost of US$7.21 (2018 - US$5.90) per oz. (see non-IFRS Financial Measures);

  generated operating cash margin of US$10.22 (2018 - US$9.16) per attributable silver oz. from the Endeavor silver stream and New Luika Gold Mine ("NLGM") stream held by Silverback Ltd. ("Silverback") (see non-IFRS Financial Measures);

  had 61,296 (May 31, 2019 - 59,515) attributable silver oz. remaining and to be sold in subsequent periods;

  recognized revenue from stream interest of Cdn$2,137,581 (2018 - Cdn$1,623,140), income from operations of Cdn$729,190 (2018 - Cdn$578,898), net loss of Cdn$1,054,540 (2018 - Cdn$496,948), and adjusted EBITDA of Cdn$400,539 (2018 - Cdn$609,163) (see non-IFRS Financial Measures); and

  recorded fiscal year-to-date cash flow from operating activities, before net change in non-cash working capital items, of Cdn$129,167 (2018 - Cdn$1,895,630) along with its financing activities, resulted in working capital of Cdn$7,167,746 (May 31, 2019 - Cdn$862,799).

UPDATES ON ROYALTIES AND STREAMS

COSE & Joaquin

Pan American Silver Corp. ("Pan American") has disclosed by new release on January 15, 2020 that pre-production underground development at both COSE and Joaquin mines progressed during 2019 along with the purchase of the necessary mining equipment and the completion of the infrastructure facilities. Pan American stated that both mines will enter the production phase in early 2020 and there is no further project capital spending anticipated.

Metalla holds a net smelter return ("NSR") royalty of 1.5% and 2.0% on COSE and Joaquin mines, respectively.

El Realito

Agnico Eagle Mines Limited ("Agnico") disclosed in their news release on October 23, 2019 that recent drilling at El Realito project located adjacent to the operating La India mine in Sonora Mexico suggests there could be an improved strip ratio and increased mineral resources inside the current life of mine reserve pit design. The highlight of the pit expansion drilling is 1.3 g/t gold and 4 g/t silver over 17.7 metres. At the end of the third quarter of 2019, 11,278 metres were drilled at El Realito. The company also drilled its first two exploration holes at the Los Tubos target directly south of the El Realito deposit during the third quarter of 2019.

Metalla holds a 2.0% NSR on the El Realito property.

Santa Gertrudis

Agnico conducted its largest drill program in Mexico at Santa Gertrudis in 2019, drilling a total of 35,709 metres as of the end of the third quarter. Drilling was completed throughout the 42,000- hectare Santa Gertrudis property greater than the 29,000 metres that were budgeted due to the success at the Amelia deposit discovery. Drilling at the Amelia deposit totaled 15,056 metres at the end of Q3 2019 and resulted in an increase in the strike of the Amelia deposit to a total of 800 metres; the deposit remains open along strike and at depth. Notable highlights from Agnico's news release dated October 23, 2019 include 6.4 g/t gold over 7 metres and 9.6 g/t gold over 6 metres.

Metalla holds a 2.0% NSR on the Santa Gertrudis property.

Agnico will be releasing further updates on El Realito and Santa Gertrudis in their year-end update on February 14, 2020, along with expected updated mineral resource estimates for both assets. Metalla expects an increase to the resource base for both Santa Gertrudis and El Realito.

Fifteen Mile Stream
St Barbara Limited ("St Barbara") disclosed in their news release January 22, 2020, they continue to have exploration success at Fifteen Mile Stream as it continues to enlarge the planned reserve pits and delineate potential satellite pits along trend.

At Seloam Brook, 700 metres west of the Plenty deposit, significant mineralization was intercepted suggesting the potential to be a pit extension of the main Fifteen Mile Stream proposed pits. Notable near surface highlights include 1.19 g/t over 6 metres and 2.85 g/t over 3 metres.

At the main Hudson and Egerton MacLean zones, shallow high-grade mineralization has been discovered that will aid in connecting the Egerton and Hudson pits. The best result was 3.21 g/t at 6 metres. West of Egerton, St Barbara intercepted lateral continuity of shallow mineralization 100 metres west of the current resource with a 1.98 g/t over 7 metres. East of Egerton-MacLean and west of 149, the gap continues to be shortened as mineralization was intercepted at 6.84 g/t over 1metre.

At the 149 deposit, drilling continued to confirm the potential for 149 to be a satellite pit for Fifteen Mile Stream. Extensional drilling 60 metres to the east intercepted 0.86 g/t over 56 metres and 1.03 g/t over 16 metres near surface. Drilling to the south of identified a disseminated halo of mineralization extending over 230 metres of strike length with notable hits of 1.41 g/t over 6 metres and 1.39 g/t over 11 metres. 400 metres east of the 149 Deposit, initial results suggest that mineralization may be extended into a new zone call 149 extension intercepting 1.31 g/t over 22 metres.

Metalla holds a 1% NSR on the Hudson, Egerton-Maclean, 149 and the majority of the Plenty deposit and a 3% NSR on the remainder of Plenty and Seloam Brook.

Endeavor Mine Silver Stream(1)

The operator of the Endeavor Mine in Cobar, Australia, CBH Resources Limited ("CBH"), has completed their internal studies and reports that has outlined a substantial mineralized zone known as the Deep Zinc Lode ("DZL"), located roughly 200 meters below the limits of the current mine infrastructure. The silver stream held by Metalla covers 100% of the silver within the DZL mineralized zone.

CBH has estimated a total of US$28.7M in capital and operating costs will need to be spent before the start of production on the DZL and timeline of approximately 18 months to complete development. CBH has initiated a formal sale process that is now underway for the Endeavor mine which is expected to be completed in the first half of 2020. As part of this process CBH has further implemented a reduction in the workforce and the mine has been placed on care and maintenance until a decision is made to develop the DZL.

Metalla has the right to buy 100% of the silver production up to 20 million ounces from the Endeavor Mine for an operating cost contribution of US$1.00 each ounce of payable silver, indexed annually for inflation, plus a further increment of 50% of the silver price in excess of US$7.00 per oz.

New Luika Silver Stream

Shanta Gold Limited ("Shanta") disclosed in their news release on January 16, 2020 that their annual production for 2019 totaled 84.5 thousand oz. of gold, ahead of their guidance of 80-84 thousand oz. for the year at NGLM located in Tanzania. Shanta also announced that it added 135 thousand oz. of gold reserves to the current mine plan during the year, net of depletion.

For 2020, Shanta has disclosed guidance of 80-85 thousand oz. and a 65% increase in its exploration budget to US$5M over 2019.

Metalla holds a 15% interest in a silver stream on NLGM at an ongoing cost of 10% of spot.

Zaruma

Titan Minerals Ltd. ("Titan") announced by news release on January 14, 2020 they have been successful in their offer to purchase all of the issued and outstanding common shares of Core Gold, the owner of the Zaruma mine in Ecuador. Titan has stated they will become an emerging Latin American focused gold explorer, developer and producer with greater scale.

Metalla holds a 1.5% NSR on the Zaruma mine.

Dufferin East

On November 18, 2019 Aurelius Minerals Inc. announced an agreement to acquire the Dufferin gold mine from Sprott Resource Lending for US$8M in total consideration, which transaction is expected to close in the first quarter of 2020.

Metalla holds a 1.0% NSR on the Dufferin East deposit.

QUALIFIED PERSON

The technical information contained in this material change report has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a QP as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Non-IFRS Measures

The items marked above are alternative performance measures and readers should refer to noninternational financial reporting standards ("IFRS") financial measures in the Company's Management's Discussion and Analysis for the six months ended November 30, 2019 as filed on SEDAR and as available on the Company's website for further details. Metalla has included certain performance measures in this material change report that do not have any standardized meaning prescribed by IFRS including average cash cost per ounce of attributable silver, average realized price per ounce of attributable silver, and cash margin. Average cost per ounce of attributable silver is calculated by dividing the cash cost of sales, plus applicable selling charges, by the attributable ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Cash margin is calculated by subtracting the average cash cost per ounce of attributable silver from the average realized price per ounce of attributable silver. The Company presents cash margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

Technical and Third Party Information
Metalla has limited, if any, access to the properties on which Metalla holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interest. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

Not applicable.

Item 8 Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Brett Heath
President and Chief Executive Officer
Tel:  604-696-0741

Item 9 Date of Report

February 27, 2020